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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 14)*

The Men’s Wearhouse, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
587118100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	587118100	13 G	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
George Zimmer 1988 Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	5	SOLE VOTING POWER:

NUMBER OF		3,930,225 shares(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,930,225 shares(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,930,225 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.48%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) George Zimmer, as Trustee of the George Zimmer 1988 Living Trust, is vested with the sole power to vote with respect to the securities held by the trust.
* See Instructions

SIGNATURE
SIGNATURE

George Zimmer 1988 Living Trust	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
		40650 Encyclopedia Circle Fremont, California 94538	and	5803 Glenmont Drive Houston, Texas 77081

Item 2.	(a)	Name of Person Filing: George Zimmer 1988 Living Trust

	(b)	Address of Principal Business Office or, if none, Residence:
40650 Encyclopedia Circle Fremont, California 94538

	(c)	Citizenship: California

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 3,930,225 shares

	(b)	Percent of Class: 7.48%

	(c)	Number of Shares as to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote: 3,930,225 shares
(ii)	Shared Power to Vote or Direct the Vote: -0-
(iii)	Sole Power to Dispose or to Direct the Disposition of: 3,930,225 shares
(iv)	Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

Date

/s/ GEORGE ZIMMER

George Zimmer, as Trustee George Zimmer 1988 Living Trust

CUSIP No.	587118100	13 G	Page	4	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
George Zimmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		3,930,225 shares(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		65,960 shares(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,930,225 shares(1)

WITH:	8	SHARED DISPOSITIVE POWER:

16,490(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,996,185 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.61%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Represents shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote.
(2) Represents shares allocated to Mr. Zimmer's account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”), with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote. In addition, under the Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,490 shares allocated to Mr. Zimmer's account under the Plan.
* See Instructions.

George Zimmer	Page 5 of 6 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
		40650 Encyclopedia Circle Fremont, California 94538	and	5803 Glenmont Drive Houston, Texas 77081

Item 2.	(a)	Name of Person Filing: George Zimmer

	(b)	Address of Principal Business Office or, if none, Residence: 40650 Encyclopedia Circle Fremont, California 94538

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 3,996,185 shares

	(b)	Percent of Class: 7.61%

	(c)	Number of Shares as to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote: 3,930,225 shares
(ii)	Shared Power to Vote or Direct the Vote: 65,960 (represents shares allocated to
Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock
Ownership Plan (the “Plan”) with respect to which Mr. Zimmer may give instructions to the trustee of such Plan as to how to vote)
(iii)	Sole Power to Dispose or to Direct the Disposition of: 3,930,225 shares
(iv)	Shared Power to Dispose or to Direct the Disposition of: 16,490 (under the
Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,490 shares allocated to Mr. Zimmer’s account under the Plan)

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

Date

/s/ GEORGE ZIMMER

George Zimmer

Page 6 of 6 Pages
Exhibit A
Agreement of Joint Filing
     The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the amended statement dated February 7, 2007, containing the information required by Schedule 13G, for the shares of common stock of The Men’s Wearhouse, Inc. held by the George Zimmer 1988 Living Trust and George Zimmer.

GEORGE ZIMMER 1988 LIVING TRUST

By /s/ GEORGE ZIMMER
George Zimmer, Trustee

/s/ GEORGE ZIMMER

George Zimmer